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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                           ORION CAPITAL CORPORATION
                           (Name of Subject Company)

                   ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

                               ROYAL GROUP, INC.

                             NTG ACQUISITION CORP.
                                   (Bidders)

                    Common Stock, Par Value $1.00 Per Share
                               (Title of Class)

                                  686268-10-3
                     (CUSIP Number of Class of Securities)

                               ----------------

                            Joyce W. Wheeler, Esq.
                               Royal Group, Inc.
                           9300 Arrowpoint Boulevard
                     Charlotte, North Carolina 28273-8135
             Telephone: (704) 522-2000, Facsimile: (704) 522-3111

                                With a copy to:
                          Christopher E. Manno, Esq.
                           Willkie Farr & Gallagher
               787 Seventh Avenue, New York, New York 10019-6099
             Telephone: (212) 728-8000, Facsimile: (212) 728-8111

                               ----------------

                           CALCULATION OF FILING FEE

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
            Transaction Valuation*                          Amount of Filing Fee
               $1,438,166,450                                   $287,633.29

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*  Estimated for purposes of calculating the amount of the filing fee only.
   The filing fee calculation assumes the purchase of 28,763,329 shares of common stock, $1.00 par value per share (the "Shares"), of Orion Capital Corporation, at a price of $50.00 per Share in cash, without interest. The filing fee calculation is based on the 27,355,263 Shares outstanding as of July 9, 1999 and assumes the issuance prior to the consummation of the Offer (as defined herein) of 1,408,066 Shares upon the exercise of outstanding options and other rights and securities exercisable for Shares. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      Not applicable     Filing Party:     Not applicable
Form or Registration No.:    Not applicable     Date Filed:       Not applicable

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

                                     14D-1


1. NAMES OF REPORTING PERSONS AND S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  NTG Acquisition Corp. 06-1551933

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  (a) [  ]

  (b) [  ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

  AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware

7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  None

8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [ ]

9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

10. TYPE OF REPORTING PERSON

  CO

                                     14D-1

1. NAMES OF REPORTING PERSONS AND S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  Royal Group, Inc. 51-0233196

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  (a) [ X ]

  (b) [  ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware

7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  668,900

8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [  ]

9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

  2.5%

10. TYPE OF REPORTING PERSON

  CO

                                     14D-1

1. NAMES OF REPORTING PERSONS AND S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  Royal & Sun Alliance Insurance Group plc

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  (a) [ X ]

  (b) [  ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

  AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

  United Kingdom

7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  668,900

8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [  ]

9.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

  2.5%

10.  TYPE OF REPORTING PERSON

  CO

                                 TENDER OFFER

  This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by NTG Acquisition Corp., a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of September 11, 1996, as amended, by and between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), of Orion Capital Corporation, a Delaware corporation (the "Company"), at $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as amended or supplemented from time to time, together constitute the "Offer"). Purchaser is an indirect wholly-owned subsidiary of Royal & Sun Alliance Insurance Group plc, a public limited company organized under the laws of England and Wales ("Royal plc") and was formed solely to effect the Offer and the transaction contemplated thereby.

Item 1. Security and Subject Company.

  (a) The name of the subject company is Orion Capital Corporation, and the address of its principal executive offices is 9 Farm Springs Road, Farmington, Connecticut 06032. The telephone number of the Company at such location is
(860) 674-6600.

  (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in "Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

  (a)-(d), (g) This Statement is being filed by Purchaser, Purchaser's parent, Royal Group, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Royal plc ("Royal US"), and Royal plc. The information set forth in the "INTRODUCTION" and "Certain Information Concerning Purchaser, Royal US and Royal plc" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Purchaser, Royal US and Royal plc, and the name of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and incorporated herein by reference.

  (e)-(f) During the last five years, none of Purchaser, Royal US or Royal plc nor, to the best knowledge of Purchaser, Royal US and Royal plc, any of the persons or entities listed in Schedule I to the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

  (a)(1) Other than the transactions described in Item 3(b) below and except as described in "Certain Information Concerning Purchaser, Royal US and Royal plc" of the Offer to Purchase (which is incorporated herein by reference), none of Purchaser, Royal US or Royal plc nor, to the best knowledge of Purchaser, Royal US and Royal plc, any of the persons or entities listed in
Schedule I to the Offer to Purchase have entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

  (a)(2) Other than the transactions described in Item 3(b) below, none of Purchaser, Royal US or Royal plc nor, to the best knowledge of Purchaser, Royal US and Royal plc, any of the persons or entities listed in Schedule I to the Offer to Purchase have entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

  (b) The information set forth in the "INTRODUCTION," "Certain Information Concerning Purchaser, Royal US and Royal plc," "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

  (a)-(b) The information set forth in the "INTRODUCTION" and "Sources and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidders.

  (a)-(e) The information set forth in the "INTRODUCTION," "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in the "INTRODUCTION" and "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

  (a)-(b) The information set forth in the "INTRODUCTION," "Certain Information Concerning Purchaser, Royal US and Royal plc" and "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

  The information set forth in the "INTRODUCTION," "Certain Information Concerning Purchaser, Royal US and Royal plc," "Sources and Amount of Funds," "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated.

  The information set forth in "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

  The information set forth in "Certain Information Concerning Purchaser, Royal US and Royal plc" of the Offer to Purchase is incorporated herein by reference.

Item 10. Additional Information.

  (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser, Royal US or Royal plc, or to the best knowledge of Purchaser, Royal US and Royal plc, any of the persons or entities listed in
Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors, controlling persons or subsidiaries.

  (b)-(c) The information set forth in the "INTRODUCTION," "Conditions to the Offer" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 11. Materials to be Filed as Exhibits.

 (a)(1) Offer to Purchase, dated July 16, 1999.
 (a)(2) Letter of Transmittal.
 (a)(3) Notice of Guaranteed Delivery.
 (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
        Nominees.
 (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.
 (a)(6) Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9.
 (a)(7) Press Release of Royal plc dated July 12, 1999.
 (a)(8) Press Release of Royal plc dated July 16, 1999.
 (a)(9) Summary Advertisement.
 (b)    None.
 (c)(1) Agreement and Plan of Merger, dated as of July 12, 1999, by and between Purchaser, Royal US and the Company.
 (c)(2) Stock Option Agreement, dated as of July 12, 1999, by and between Royal
        US and the Company.
 (c)(3) Confidentiality Agreement, dated June 18, 1999, by and between Royal &
        SunAlliance USA, Inc. and the Company.
 (d)    None.
 (e)    Not applicable.
 (f)    None.

                                   SIGNATURE

  After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 1999

                                          NTG ACQUISITION CORP.

                                                /s/ Terry Broderick
                                          By:__________________________________
                                          Name: Terry Broderick
                                          Title:President

                                          ROYAL GROUP, INC.

                                                /s/ Terry Broderick
                                          By:__________________________________
                                          Name: Terry Broderick
                                          Title:President

                                          ROYAL & SUN ALLIANCE INSURANCE GROUP
                                          PLC

                                                /s/ D.J. Miller
                                          By:__________________________________
                                          Name: D.J. Miller
                                          Title:Director, Legal & Secretarial

                               INDEX TO EXHIBITS

                                                                      Sequential
 Exhibit                                                               Page No.
 -------                                                              ----------
 (a)(1)   Offer to Purchase, dated July 16, 1999. ................

 (a)(2)   Letter of Transmittal...................................

 (a)(3)   Notice of Guaranteed Delivery...........................

 (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Com-
          panies and Other Nominees. .............................

 (a)(5)   Letter to Clients for use by Brokers, Dealers, Commer-
          cial Banks, Trust Companies and Other Nominees..........

 (a)(6)   Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9...........................

 (a)(7)   Press Release of Royal plc dated July 12, 1999..........

 (a)(8)   Press Release of Royal plc dated July 16, 1999..........

 (a)(9)   Summary Advertisement. .................................

 (b)      None....................................................

 (c)(1)   Agreement and Plan of Merger, dated as of July 12, 1999,
          by and between Purchaser, Royal US and the Company......

 (c)(2)   Stock Option Agreement, dated as of July 12, 1999, by
          and between Royal US and the Company....................

 (c)(3) Confidentiality Agreement, dated June 18, 1999, by and between Royal & SunAlliance USA, Inc. and the Company...

 (d)      None....................................................

 (e)      Not applicable..........................................

 (f)      None....................................................